[REALNETWORKS, INC. LETTERHEAD]
January 23, 2009
Via EDGAR and Overnight Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Kronforst, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	RealNetworks, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 29, 2008
File No. 000-23137
Dear Mr. Kronforst:
     RealNetworks, Inc. (the “Company”) submits this letter in response to the comments contained in the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated December 31, 2008 (the “Comment Letter”) relating to the above referenced filing and to the Company’s Form 10-Q for the quarter ended September 30, 2008 filed November 10, 2008 (“September Form 10-Q”). For your convenience, we have repeated the comments contained in the Comment Letter below in italicized, bold type before our response. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.
Form 10-K for the Fiscal Year Ended December 31, 2007
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
In future filings, please provide the disclosure required by paragraph 15 of EITF Topic D-98 as it relates to the Rhapsody America redeemable minority interest. This comment assumes that you have concluded that you have not reached the probability threshold. If that is not the case, please clarify for us in your response.
Response: The Company respectfully acknowledges the Staff’s comment and in future filings will include the disclosure required by paragraph 15 of EITF Topic D-98 as it relates to the Rhapsody America redeemable minority interest.

United States Securities and Exchange Commission
January 23, 2009

Form 10-Q for the Quarter Ended September 30, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Valuation of Goodwill, page 24
2.	We note that there has been significant decline in your market capitalization since your fiscal year end. Please explain to us how you considered whether or not such a decline was a triggering event requiring you to reassess your goodwill for impairment pursuant to paragraph 28 of SFAS 142. As part of your response, tell us what other factors you considered at September 30, 2008 in concluding an interim goodwill impairment test was not required as well as what consideration you gave to enhancing your risk factors and critical accounting policies related to the valuation of your goodwill.

Response: The Company acknowledges that Statement 142 requires that goodwill be tested for impairment annually and between annual dates if warranted by events or circumstances. As disclosed in our September Form 10-Q, we perform this test during the fourth quarter of our fiscal year unless one or more triggering factors are present during the year indicating that a fundamental decrease in the fair value of one or more of our reporting units has occurred.

As of September 30, 2008, we considered whether the decline in our market capitalization alone represented a triggering event for the purposes of assessing goodwill on an interim basis. In light of the uncertain economic conditions and related market volatility, the Company believes it is appropriate to use average market prices over a reasonable period when considering market capitalization as a potential triggering factor. We used a historical two-week average of closing market prices to calculate the Company’s market capitalization, which resulted in an excess of market capital over book value as of September 30, 2008. Further, we also considered whether the decline in market prices reflected an adverse change specific to our business or industry. We determined that no events or circumstances were present in the underlying fundamentals of our business or industry to suggest that the declines in market prices were directly reflective of the fair value of our business. In light of these factors, the Company concluded that a decline in market capitalization alone did not require that we perform an interim assessment of goodwill.

United States Securities and Exchange Commission
January 23, 2009

While the Company acknowledges that a decline in market capitalization may be indicative of changes in the aggregate fair value of our reporting units, we also understand that current economic conditions require that we carefully weigh all indicators of impairment when considering the current carrying value of goodwill. The following represent the other factors that we considered in determining whether an interim assessment of goodwill was warranted as of September 30, 2008:
a.	A significant adverse change in legal factors or in the business climate;

b.	An adverse action or assessment by a regulator;

c.	Unanticipated competition;

d.	A loss of key personnel;

e.	A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of;

f.	The testing for recoverability under Statement 144 of a significant group within a reporting unit; and

g.	Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.
In considering all the factors listed above, including the declines in market capitalization, we concluded that no events had occurred nor were any other circumstances present in the business that would indicate that an interim assessment of goodwill was warranted as of September 30, 2008. In light of the broader economic downturn, its impact on our market capitalization and related considerations, in connection with preparing our September Form 10-Q, we reviewed our critical accounting policies relating to the valuation of our goodwill and enhanced our risk factors under the section entitled “Risks Related to Our Business in General” to include the risk that an impairment in the carrying value of our goodwill or other intangible assets could adversely affect our financial condition and results of operations. We plan to enhance our risk factor disclosure relating to potential impairment of our goodwill or other intangible assets in future filings, but we believe the disclosure contained in our critical accounting policies relating to the valuation of our goodwill accurately describes the applicable policies and the determination process we will follow to test impairment of our goodwill and other intangible assets.

United States Securities and Exchange Commission
January 23, 2009

Form 10-Q for the Quarter Ended September 30, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Geographic Revenue, page 28
3.	You disclose in a risk factor on page 42 that if the relationship with SK Telecom deteriorates in any significant way, you may be unable to replace the affected business arrangements with acceptable alternatives. Revenue from South Korea has decline 41% and 34% for the three and nine-months ending September 30, 2008 versus September 30, 2007. Your discussion on page 28 notes that these decreases were primarily the result of declines in revenues from your systems integration business of $5 million and $9.6 million for those periods. On page 27, you generally discuss the shift away from the lower-margin systems integration business to focus on your application service provider business. In future filings, please clarify the business developments or the competitive or economic conditions that have led to reduced sales of systems integration services to SK Telecom, which was until the first quarter of fiscal 2008 a customer that generated more than 10% of your quarterly revenues.

Response: The Company respectfully acknowledges the Staff’s comment and in future filings will include disclosure describing the developments and conditions that have led to reduced sales of system integration services to SK Telecom.
* * * * *

United States Securities and Exchange Commission
January 23, 2009

     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 674-2529, or Patrick Schultheis of Wilson Sonsini Goodrich & Rosati at (206) 883-2501, with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted, RealNetworks, Inc.
/s/ Michael Eggers
Michael Eggers
Senior Vice President and Chief Financial Officer

cc:	Robert Glaser
Robert Kimball RealNetworks, Inc.

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation

Mark Gibson KPMG LLP